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                                DVD EXPRESS, INC.
                            7083 Hollywood Boulevard
                              Los Angeles, CA 90028

November 8, 1999


VIA EDGAR
---------


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Renee Fried, Esq.

         Re:   DVD Express, Inc.
               Form 8-A filed June 16, 1999
               Registration No. 000-26397

Ladies and Gentlemen:

         DVD Express, Inc. (the "Company") hereby requests the Commission's consent to the withdrawal of the above referenced Registration Statement of the Company filed with the Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act"). As a result of market conditions, the Company has decided not to pursue registration of shares of its Common Stock at this time. The Company has not sold any of the securities included in the Registration Statement filed under the 1934 Act.

         If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact me at 323-465-1183.

                                          Sincerely,

                                          /s/ Michael J. Dubelko
                                          -------------------------------------
                                          Michael J. Dubelko
                                          President and Chief Executive Officer